43445 Business Park Dr., Suite 103 Temecula, CA 92590 Phone: 951-699-6991 Fax: 951-676-9260
September 29, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Outdoor Channel Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 9, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 5, 2009
File No. 000-17287
Comment Letter Dated September 15, 2009
Dear Mr. Spirgel:
          This letter responds to the comments of the Staff Letter (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended June 30, 2009, which were furnished by your letter dated September 15, 2009. In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
          Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) herby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments
Form 10-K for the Fiscal Year Ended December 31, 2008
Long-lived Assets and Goodwill, page 29
Goodwill, page 55
1.	We note your response to comment two from our letter dated August 13, 2009. Since the carrying amount of your goodwill was a significant component of your financial statements as of December 31, 2008, please provide us your proposed disclosures.

Company Response:

In future filings, the Company will expand the goodwill disclosure in our critical accounting policies and notes to consolidated financial statements as follows:
Goodwill
     We review goodwill for impairment annually and whenever events or changes in circumstance indicate the carrying value of an asset may not be recoverable in accordance with Financial Accounting Standards Board Codification Topic 350.20 “Goodwill”. The provisions of FASB Codification Topic 350.20 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each of our reporting units to its carrying value. We determine the fair values of our reporting units using the income approach. If the fair value of any of our reporting units exceeds the carrying values of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to any of our reporting unit exceeds the fair value, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.
     The Company currently has two reporting units, TOC and Production Services. The Production Service reporting unit consists of Winnercomm, CableCam and Skycam businesses which were acquired on January 12, 2009. All of the Company’s goodwill is currently attributed to our TOC reporting unit. There were no other changes to our reporting units or allocation of goodwill by reporting units during 2009.
     Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting units is based on our projection of revenues, cost of services, other expenses and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.
     Key assumptions used to determine the fair value of each reporting unit as of our annual assessment date were: (a) expected cash flow for the period from 2010 to 2014 plus a terminal year; (b) a discount rate of ___%, which is based on                     ; and (c) a cash flow growth rate of ___% which is based on our historical growth rate of ___% and adjusted for                     . Based upon the results of our most recent analysis,                     .
     As of September 30, 2009, if forecasted cash flows had been 10% lower than estimated,                     . As of September 30, 2009, if the discount rate applied in our analysis had been 10% higher than estimated,                     . As of September 30, 2009, the Company would have be required to perform the second step of the implied fair value analysis had the projected cash flow growth rate been less than ___%. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in the impairment of goodwill.
     During 2008, the Company relied on the guideline company method under the market approach to determine the fair value of our TOC reporting unit. In 2009, the income approach replaced the market approach methodology utilized in the previous year as the Company believes that the income approach is a more accurate basis for measuring the fair values of a public company with multiple reporting units.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Note 11 — Commitments and Contingencies, page 16
2.	We note that you entered into amended and restated employment agreements with several of your executives. We further note that severance payments will be made if you terminate such executives without cause or if the executive resigns for good reason. Please provide us with more details of these severance arrangements. Also, tell us how you are accounting for these severance arrangements and refer to your basis in the accounting literature.

Company Response:

The Company entered into employment agreements with certain key executives during the second quarter of 2009. The employment agreements for Roger L. Werner, Jr. (amended and restated), Thomas E. Hornish and Shad L. Burke were filed as exhibits on April 20, 2009 as part of the Company’s 8-K disclosing the compensatory arrangements of certain officers. The employment agreement for James E. Wilburn was filed as an exhibit on May 8, 2009 as part of the Company’s 8-K disclosing the compensatory arrangements of certain officers. Each of the aforementioned officers are entitled to severance benefits in the event that the Company terminates the Executive without Cause (such term is defined in the each respective employment agreement), or the Executive resigns for Good Reason (such term is defined in the each respective employment agreement). Examples of resignation for good reason would include a material reduction of the executive’s responsibilities, a material reduction in base salary or target annual incentive, or relocation of workplace more than 50 miles from primary place of employment.

The Company has accounted for the severance benefit component of these employment agreements when an executive is terminated without cause in accordance with Financial Accounting Standards Board Codification Topic 420 “Exit or Disposal Cost Obligations” or Topic 450.20 “Loss Contingencies” (as applicable). The Company has accounted for the severance benefit component of these employment agreements when an executive resigns for good reason in accordance with Financial Accounting Standards Board Codification Topic 450.20. Based on the provisions of FASB Codification Topic 420 and 450.20, respectively, a liability and a loss would be recorded when it is probable that executives will be entitled to benefits under the contract’s terms (i.e. the executive is terminated without cause or resigns for good reason, respectively) and the amount can be reasonably estimated. The Company will recognize the fair value of the liability and corresponding expense associated with the severance benefit components of these employment agreements if and when the executive is terminated without cause or it is probable that the criteria for resigning for good reason has been met, respectively, based on the contracted benefit amount.

As the Company has not met the probability requirement of a liability as of June 30, 2009, we did not record a liability and corresponding expense associated with the severance benefit components of these employment agreements.
If you have any further questions or comments, please do not hesitate to contact me at (951) 699-6991 ext. 287.

Sincerely, Outdoor Channel Holdings, Inc.
/s/ Shad L. Burke
Shad L. Burke
Chief Financial Officer